

January 16, 2014

<u>Via E-mail</u>
Mr. Bayard De Paoli Gontijo
Chief Financial Officer
OI S.A.
Rua do Lavradio, No. 71, 2nd Floor – Centro
20230-070 Rio de Janeiro, RJ, Brazil

      Re: OI S.A.
             Form 20-F for the Fiscal Year Ended December 31, 2012
             Filed April 30, 2013
             Amendment No. 1 to Form 20-F/A for the Fiscal Year Ended
             December 31, 2012
             Filed November 29, 2013
             File No. 001-15256

Dear Mr. De Paoli Gontijo:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Robert S. Littlepage for

                         Larry Spirgel
                         Assistant Director